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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69718

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bull Market Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6971 N Federal Highway, Suite 403 Boca Raton
(No. and Street)

Boca Raton (City) FL (State) 33487 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Douglas Colombo 312-718-2573
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra
(Name – *if individual, state last, first, middle name*)

1450 Brickell Ave, 18th Fl (Address) Miami (City) FL (State) 33131 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Douglas Colombo, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bull Market Securities, Inc., as of December 31, 2017, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

MARGARITA C. SALCEDO
Notary Public, State of New York
No. 01SA5019045
Qualified in Nassau County
Commission Expires October 12, 2021

Signature

FINOP

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bull Market Securities, Inc.

(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)

FINANCIAL STATEMENTS

December 31, 2017

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Table of Contents
December 31, 2017

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bull Market Securities, Inc. (A Wholly-Owned Subsidiary of Goldon Company Trade S.A.) (the "Company") as of December 31, 2017, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended. In our opinion, the financial statements present fairly, in all material respects, the financial position of Bull Market Securities, Inc. as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Bull Market Securities, Inc.'s management. Our responsibility is to express an opinion on Bull Market Securities, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Bull Market Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Emphasis of a Matter

As discussed in Note 1 to the financial statements, the Bull Market Securities, Inc. has not generated significant revenues to maintain its operations and thus is dependent upon Goldon Company Trade S.A. (the "Parent") to make capital contributions from time to time to provide support for its operations. Bull Market Securities, Inc.'s ability to continue operations is dependent upon the Parent's willingness and ability to continue providing the necessary capital for Bull Market Securities, Inc. to maintain compliance with the Securities and Exchange Commission Net Capital Rule (Rule 15c3-1).

Supplemental Information

The supplemental information contained in Schedule I, Computation of Net Capital under Rule 15c3-1 and Information Regarding Compliance With Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Bull Market Securities, Inc.'s financial statements. The supplemental information is the responsibility of Bull Market Securities, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital under Rule 15c3-1 and Information Regarding Compliance With Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morrison, Brown, Argiz & Farra

We have served as Bull Market Securities, Inc.'s auditors since 2016.

Miami, Florida
February 27, 2018

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Financial Condition
December 31, 2017

ASSETS	
Cash	$ 168,289
Deposit with clearing broker	100,000
Receivable from clearing broker	20,103
Other assets	25,389
Total assets	**$ 313,781**
LIABILITIES AND STOCKHOLDER'S EQUITY	
Liabilities	
Commitments and contingencies (NOTE 3)	
Accounts payable	$ 2,596
Due to affiliate	15,040
Total liabilities	17,636
Stockholder's Equity	
Common stock, $0.01 par value; 1,000 shares authorized, issued, and outstanding	10
Additional paid-in capital	499,990
Accumulated deficit	(203,855)
Total stockholder's equity	296,145
Total liabilities and stockholder's equity	**$ 313,781**

The accompanying notes are an integral part of the financial statements

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Operations
For the Year Ended December 31, 2017

Revenues	
Commission income (Including $5,959 from related party)	$ 80,320
Trading gains (Including $203,902 from related party)	257,984
Mutual Funds 12b-1 Fees/Trailers	12,986
Other income	2,680
Total revenues	353,970
Expenses	
Clearance and execution fees	64,133
Compensation and benefits	63,674
Depreciation	604
Insurance and regulatory	16,428
Interest expense	2,399
Office and other expenses	26,980
Professional fees	254,085
Total expenses	428,303
Net loss	**$ (74,333)**

The accompanying notes are an integral part of the financial statements

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Changes in Stockholder's Equity
For the Year Ended December 31, 2017

	Common Stock		Additional Paid-In Capital	Accumulated Deficit	Total
	Shares	Amount			
Stockholder's equity, beginning of year	1,000	$ 10	$ 499,990	$ (129,522)	$ 370,478
Net loss	-	-	-	(74,333)	(74,333)
Stockholder's equity, end of year	1,000	$ 10	$ 499,990	$ (203,855)	$ 296,145

The accompanying notes are an integral part of the financial statements

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities	
Net loss	$ (74,333)
Adjustments to reconcile net loss to net	
Cash used in operating activities	
Depreciation	604
Changes in operating assets and liabilities	
Increase in receivable from clearing broker	(2,163)
Increase in other assets	(16,243)
Increase in accounts payable	2,596
Increase in due to affiliate	15,040
Total adjustments	(166)
Net cash used in operating activities and net decrease in cash	(74,499)
Balance, beginning of year	242,788
Balance, end of year	**$ 168,289**

Supplemental disclosures of cash flow information:

Interest	$ 2,399

The accompanying notes are an integral part of the financial statements

NOTE 1: NATURE OF OPERATIONS

Bull Market Securities, Inc. (the "Company"), is registered as a broker/dealer with the Securities and Exchange Commission ("SEC"). The Company's operations consist primarily of introducing customer accounts on a fully disclosed basis to its clearing broker/dealer whereby it does not hold customer funds or securities. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company is a wholly-owned subsidiary of Goldon Company Trade S.A. (the "Parent").

The Company primarily solicits foreign clients, specifically from Argentina. The client's proportions are 70% individuals and 30% institutions and corporations. The products that are offered by the firm are: US equities, American Depository Receipts, ETFs, Options, Offshore Mutual Funds and Foreign Fixed Income. The products are offered in an agency and riskless principal basis.

Since inception in October 2015, the Company has been dependent on its Parent to make capital contributions to support its startup and operations and to maintain compliance with SEC Rule 15c3-1. The Parent has committed to continue providing the necessary capital to maintain compliance with SEC Rule 15c3-1.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The following summary of the Company's major accounting policies is presented to assist in the interpretation of the financial statements.

Cash and Cash Equivalents

For purposes of reporting cash flow, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less, which approximates fair value.

Concentration of Credit Risk

The Company maintains cash and cash equivalent deposits at banks and other financial institutions. The balances are insured by the Federal Deposit Insurance Corporation up to $250,000. Cash deposits, at times, exceed federally insured limits. The Company has not experienced any losses in its cash and cash equivalents, and believes that there is no significant risk with respect to these deposits.

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Government and Other Regulation

The Company's business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations.

Furniture and Equipment

Depreciation for furniture and equipment is provided for on a straight-line basis over the estimated useful lives of such assets. The estimated useful life of the furniture and equipment is five years. Furniture and equipment with a cost of $3,018 and related accumulated depreciation of $805 are included in other assets on the accompanying statement of financial condition. For the year ended December 31, 2017, depreciation expense amounted to $604.

Revenue Recognition

The revenues of the Company are derived primarily from commissions earned on securities transactions. Revenue is recognized when it is earned on a trade date basis.

Mutual Funds 12b-1 Fees/Trailers

Mutual funds 12b-1 revenue is a residual commission and it is recorded when earned.

Income Taxes

The Company records deferred taxes using the asset and liability method. Deferred taxes are recorded to reflect the tax consequences on future years of temporary differences between the tax basis of assets and liabilities and their financial reporting amounts at year end, based on enacted tax laws and statutory tax rates applicable to periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. See NOTE 5 for the effect of the enactment of the 2017 Tax Cuts and Jobs Act.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Computation of Customer Reserve

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to Rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of Paragraph (k)(2)(ii).

Recently Issued Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued an Accounting Standards Update ("ASU") on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from GAAP. The core principle of the revenue recognition standard is to require an entity to recognize as revenue the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. This ASU is effective for the Company on January 1, 2018. The ASU can be applied using a full retrospective method or a modified retrospective method of adoption. The Company will adopt the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018. The Company is continuing the assessment of the impact of this ASU on its results of operations, financial position, cash flows and disclosures; the Company's assessment will be finalized during fiscal year 2018. The Company will continue to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact our current conclusions.

In February 2016, the FASB issued an accounting standard update which amends existing lease guidance. The update requires lessees to recognize a right-of-use asset and related lease liability for many operating leases now currently off-balance sheet under current US GAAP. Accounting by lessors remains largely unchanged from current US GAAP. The update is effective using a modified retrospective approach for fiscal years beginning after December 15, 2018, and interim periods within those years, with early application permitted. The Company is currently evaluating the effect the update will have on its financial statements.

NOTE 3: COMMITMENTS AND CONTINGENCIES

The lease for office space, which was originally entered into in August 2016 with a 12 month term, was renewed with a new term ending in August 2018. Total lease expense was $14,840 for the year ended December 31, 2017, and is included in office and other expenses on the accompanying statement of operations. The monthly lease payments are $1,100 a month. As of December 31, 2017, the future rental payments under operating leases are $7,700.

NOTE 3: COMMITMENTS AND CONTINGENCIES (Continued)

A 36 month information technology service agreement was entered into on January 19, 2016 with monthly payments of $3,700. Total expenses related to this agreement were $44,700 for the year ended December 31, 2017, and are included in professional fees on the accompanying statement of operations. As of December 31, 2017, future service agreement payment obligations are $44,700.

NOTE 4: NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $100,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital, both as defined, not to exceed 15 to 1. At December 31, 2017, the Company had net capital of $270,756, which was $170,756 in excess of its required minimum net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.07 to 1.

NOTE 5: INCOME TAXES

The Company recorded no income tax benefit or expense for the year ended December 31, 2017.

The actual income tax expense for 2017 differs from the statutory tax expense for the year (computed by applying the U.S. Federal corporate rate of 34% to net loss) due to the change in the valuation allowance.

The Company's gross deferred tax asset are mainly comprised of Federal and State net operating loss carryforward of approximately $152,000, which are available to offset Federal, State and local taxable income through 2037. Their utilization is limited to future taxable earnings of the Company.

Due to the uncertain nature of the ultimate realization of the net deferred tax asset, the Company has established a full valuation allowance against the benefits of the net deferred tax asset and will recognize these benefits only as reassessment demonstrates they are realizable. Ultimate realization is dependent upon several factors, among which is future earnings. While the need for this valuation allowance is subject to periodic review, if the allowance is reduced, the tax benefits of the net deferred tax assets will be recorded in future operations as a reduction of the Company's income tax expense.

The Company has not recognized any respective liability for unrecognized tax benefits as it has no known tax positions that would subject the Company to any material income tax exposure. A reconciliation of the beginning and ending amount of unrecognized tax benefits is not included, nor is there any interest accrued related to unrecognized tax benefits in interest expense and penalties in operating expenses, as there are no unrecognized tax benefits. Tax years that remain open to examination are years from the Company's inception date of October 20, 2015.

NOTE 5: INCOME TAXES (Continued)

Effective December 20, 2017, the United States Congress passed the Tax Cuts and Jobs Act of 2017 whereby the corporate tax rate was reduced from a maximum of 35% under the existing graduated rate structure to a flat 21% rate for tax years beginning after December 31, 2017. Since the Company has fully allowed for its deferred tax asset, there is no effect from the change in tax rates under the new law on the financial statements for the year ending December 31, 2017.

NOTE 6: DEPOSIT WITH CLEARING BROKER

The Company has an agreement with COR Clearing, LLC (the "Clearing Broker") to execute and clear trades on a fully disclosed basis for both customer and proprietary accounts of the Company. The Company is required to maintain a $100,000 deposit on hand with the Clearing Broker, and as of December 31, 2017 has maintained such balance.

NOTE 7: RECEIVABLE FROM CLEARING BROKER

Receivables from Clearing Broker results from the Company's normal securities transactions. As of December 31, 2017, the amount due from its current Clearing Broker was $20,103.

NOTE 8: RELATED PARTY TRANSACTIONS

The Company entered into a management agreement with an affiliate through common ownership, Bull Market Brokers S.A. (the "Affiliate"), on October 7, 2016, whereas the Affiliate will provide various services to the Company. For the year ended December 31, 2017, Bloomberg services and office space were provided by the Affiliate. On November 1, 2017, this agreement was amended to also include services related to a jointly shared employee. The Company has $15,040 due to the Affiliate relating to this agreement at December 31, 2017.

The Company also conducts trading transactions with the Parent. During the year ended December 31, 2017, $203,902 of trading gains and $5,959 of commissions were earned from transactions with the Parent.

NOTE 9: SUBSEQUENT EVENTS

Subsequent events were evaluated through the date the financial statements were available to be issued. The financial statements were approved and authorized for issue by management on February 27, 2018.

SUPPLEMENTARY INFORMATION

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Computation of Net Capital Pursuant to the Uniform Net Capital Rule 15c3-1 of the Securities And Exchange Commission
December 31, 2017

Total stockholder's equity	$	296,145
Deductions		
Other assets		25,389
Total deductions		25,389
Net capital		270,756
Minimum net capital requirement (NOTE 4)		100,000
Excess net capital	**$**	**170,756**

There are no material differences between the Company's computation of the net capital presented above and the Company's unaudited Form X-17a-5, Part IIA as of December 31, 2017, as filed.

Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)
Computation of Aggregate Indebtedness Under Rule 15c3-1
of the Securities And Exchange Commission
December 31, 2017

Aggregate indebtedness	$ 17,636
Ratio of aggregate indebtedness to net capital	0.07 to 1

INFORMATION REGARDING COMPLIANCE WITH RULE 15c3-3

MBAF
MORRISON BROWN ARGIZ & FARRA, LLC
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder
of Bull Market Securities, Inc.
(A Wholly-Owned Subsidiary of Goldon Company Trade S.A.)

We have reviewed management's statements, included in the accompanying Exemption Report under Rule 17a-5(d)(4) of the Securities and Exchange Commission, in which (1) Bull Market Securities, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bull Market Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: paragraph (k)(2)(ii) (the "exemption provision") and (2) Bull Market Securities, Inc. stated that Bull Market Securities, Inc. met the identified exemption provision throughout the most recent fiscal year ended December 31, 2017 without exception. Bull Market Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bull Market Securities, Inc. compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Miami, Florida
February 27, 2018

BULL MARKET
SECURITIES

Bull Market Securities, Inc.'s Exemption Report

Bull market Securities, Inc. (the "Company" is a registered broker=dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. 240.17a-5, "Reports to be made to certain brokers and Dealers"). This Exemption Report was prepared as required by 17 C.F.R. 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. 240.15c3-3 under the following provision of 17 C.F.R. 240. 15c3-3 (k)(2)(ii)

(2) The Company met the identified exemption provision in 17 C.F.R. 240.15c3-3(k) throughout the most recent fiscal year from January 1, 2017 through December 31, 2017 without exception.

____
Bull Market Securities, Inc.

I, Douglas Colombo, affirm that, to the best of my knowledge and belief, this Exemption Report is true and correct.

By: ____________________

Title: FINOP

Date: 2/27/18

Statement on Exemption From the Computation of Reserve Requirements and Information for Possession or Control Requirements Under Rule 15c3-3

December 31, 2017

In accordance with the exempted provisions of SEC Rule 15c3-3, specifically exemption k(2)(ii), the Company is exempt from the computation of a reserve requirement and the information relating to the possession or control requirements.